Citigroup Global Markets Holdings Inc.

Offering Summary No. 2017-USNCH0874 dated December 5, 2017 relating to

Preliminary Pricing Supplement No. 2017-USNCH0874 dated December 4, 2017

Registration Statement Nos. 333-216372 and 333-216372-01

Filed Pursuant to Rule 433

Dual Directional Barrier Securities Based on the Worst Performing of the EURO STOXX 50® Index and the iShares® MSCI EAFE ETF Due December-----, 2020

Overview. The securities are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the worst performing of the EURO STOXX 50® Index and the iShares® MSCI EAFE ETF (the “worst performing underlying asset”) from its starting value to its final closing value.

The securities offer leveraged exposure to a limited range of potential appreciation of the worst performing underlying asset from its starting value to its final closing value, subject to the maximum upside return specified below. In addition, if the worst performing underlying asset depreciates within a limited range (not more than 30.00%), the securities provide for a positive return at maturity based on the absolute value of that depreciation. In exchange for these features, investors in the securities must be willing to accept a return based on whichever underlying asset is the worst performing underlying asset, forgo (i) participation in any appreciation of the worst performing underlying asset in excess of the maximum upside return, (ii) any positive participation in the absolute value of any depreciation of the worst performing underlying asset if the worst performing underlying asset depreciates by more than 30% and (iii) any dividends that may be paid on the stocks included in or held by, as applicable, either underlying asset. In addition, investors in the securities must be willing to accept full downside exposure to the worst performing underlying asset if the worst performing underlying asset depreciates by more than 30.00%. If the worst performing underlying asset depreciates by more than 30.00% from its starting value to its final closing value, you will lose 1% of the stated principal amount of your securities for every 1% by which the worst performing underlying asset has declined from its starting value.

Your return on the securities will depend solely on the performance of the worst performing underlying asset. You will not benefit in any way from the performance of the better performing underlying asset. You may incur a significant loss if either underlying asset performs poorly, even if the other performs favorably.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Underlying assets:	The EURO STOXX 50® Index (ticker symbol: “SX5E”) and the iShares® MSCI EAFE ETF (ticker symbol: “EFA”)
Pricing date:	Expected to be December 27, 2017
Valuation date:	Expected to be December 28, 2020
Maturity date:	Expected to be December 31, 2020
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪       If the final closing value of the worst performing underlying asset is greater than its starting value:

$1,000 + the leveraged return amount, subject to the maximum upside return

▪       If the final closing value of the worst performing underlying asset is less than or equal to its starting value but greater than or equal to its barrier value:

$1,000 + ($1,000 × the absolute asset return of the worst performing underlying asset)

▪     If the final closing value of the worst performing underlying asset is less than its barrier value:

$1,000 + ($1,000 × the asset percent change of the worst performing underlying asset)

Starting value:	The closing level or closing price of the applicable underlying asset on the pricing date
Final closing value:	For each underlying asset, its closing level or closing price, as applicable, on the valuation date
Worst performing underlying asset:	The underlying asset with the lowest asset percent change
Maximum upside return:	$400.00 to $460.00 per security (40.00% to 46.00% of the stated principal amount), to be determined on the pricing date
Barrier value:	For each underlying asset, 70% of its starting value
Leveraged return amount:	$1,000 × the asset percent change of the worst performing underlying asset × the leverage factor
Leverage factor:	200.00%
Absolute asset return:	For each underlying asset, the absolute value of its asset percent change
Asset percent change:	For each underlying asset, its final closing value minus its starting value, divided by its starting value
CUSIP / ISIN:	17324CPS9 / US17324CPS97

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated December 4, 2017

Citigroup Global Markets Holdings Inc. has filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. has filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Selected Risk Considerations

•     You may lose some or all of your investment. If the final closing value of the worst performing underlying asset is less than its barrier value, the absolute return feature will no longer be available and you will lose more, and possibly significantly more, than 30.00% of the stated principal amount of the securities. In this scenario, you will lose 1% of the stated principal amount of the securities for every 1% by which the final closing value of the worst performing underlying asset has declined from its starting value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•     Your potential return on the securities is limited. If the final closing value is greater than its starting value, your potential total return on the securities at maturity is limited to the maximum upside return. Your return on the securities may be significantly less than the return you could have achieved on an alternative investment providing 1-to-1 exposure to the appreciation of the worst performing underlying asset without a maximum upside return. In addition, your potential for positive participation in the absolute value of any depreciation of the worst performing underlying asset is limited. Because the barrier value is equal to 70.00% of the starting value, the return potential of the securities in the event that the worst performing underlying asset depreciates is limited to 30.00%. Any depreciation of the worst performing underlying asset in excess of 30.00% will result in a loss, rather than a positive return, on the securities.

•     The securities do not pay interest.

•     The securities are subject to the risks of both underlying assets and will be negatively affected if either of the underlying assets performs poorly, even if the other underlying asset performs well.

•     You will not benefit in any way from the performance of the better performing underlying asset.

•     Investing in the securities is not equivalent to investing in either of the underlying assets. You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to either of the underlying assets.

•     The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•     The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•     The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•     The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•     Investing in the securities exposes investors to risks associated with foreign equity securities.

•     The performance of the EURO STOXX 50® Index will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.

•     Fluctuations in exchange rates will affect the price of the iShares® MSCI EAFE ETF.

•     Even if the issuer of the iShares® MSCI EAFE ETF pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement.

•     The securities may become linked to shares of an issuer other than the original issuer of the iShares® MSCI EAFE ETF upon the occurrence of a reorganization event or upon the delisting of the shares of the iShares® MSCI EAFE ETF.

•     The price and performance of the iShares® MSCI EAFE ETF may not completely track the performance of its underlying index or its net asset value per share.

•     Citigroup Global Markets Holdings Inc. and its affiliates may have conflicts of interest with you.

•     The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Worst Performing Underlying Asset

* The diagram above illustrates the payment at maturity per security for a range of hypothetical percentage changes from the starting value to the final closing value of the worst performing underlying asset.